United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

The Toro Company

(Exact name of the registrant as specified in its charter)

Delaware	1-8649	41-0580470
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

8111 Lyndale Ave S. Bloomington, MN	55420
(Address of principal executive offices)	(Zip code)

Colleen Hart (952) 888-8801

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Item 1.02 Exhibit

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available at the following Internet website: http://www.toro.com/en-us/about-us/Pages/product-safety-and-sustainability.aspx. The information contained on our websites or connected to our websites is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this report or the Conflict Minerals Report.

As indicated in the Conflict Minerals Report, for 2013, we have determined that all of our in-scope products contained Conflict Minerals of unknown origin. As used herein, Conflict Minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten, as defined by Rule 13p-1 (the “Conflict Minerals Rule”) under the Securities Exchange Act of 1934, as amended.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE TORO COMPANY (Registrant)

Date: June 2, 2014	By	/s/ Timothy P. Dordell
Timothy P. Dordell
Vice President, Secretary and General Counsel

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